Exhibit 99.1

27 January 2022

ABCAM PLC

Trading Update

Cambridge, UK: Abcam plc (“Abcam”, “Company”, “Group”) (AIM: ABC; Nasdaq: ABCM), a global leader in the supply of life science research tools, today provides the following trading update ahead of reporting its financial results in March:

The Group expects to report total revenues for the 12 months ended 31 December 2021 of approximately £315 million, representing growth of over 22% on a constant exchange rate (CER) basis and 17% on a reported basis (12 months to 31 December 2020: £269.3 million). This figure includes a contribution of approximately £2.5 million of incremental revenue1 from BioVision following the acquisition’s completion on 27 October 2021.

Revenue growth continues to be driven by demand for the Company’s proprietary products, with in-house catalogue sales up approximately 37% CER on an organic basis (43% including BioVision), together with a continued recovery in global lab activity. Whilst risks related to the pandemic remain – as evidenced by the emergence of the Omicron variant in late 2021 – data indicates that, while not yet returning to pre-covid levels, overall lab activity continued to increase through 2021.

The Group has continued to build capabilities, invest in innovation and implement its multi-year growth strategy throughout the period. Overall, we anticipate adjusted operating profits will be reported in line with the board’s expectations for the period and we remain on track to achieve our financial goals for the five year plan ending in 2024.

Following the change in the Company’s financial year end to 31 December, full results for the 18 month period ended 31 December 2021 will be released on 14 March 2022. In order to aid comparison, pro forma information for the 12 month periods ended 31 December 2021 and 31 December 2020 will also be provided.

Alan Hirzel, CEO of Abcam commented:

“2021 was a year of significant innovation and growth in proteomic tools and discovery. I thank our customers for trusting Abcam as their preferred partner and our global colleagues for their unwavering dedication to customer needs and aspirations. Together, we are building a durable enterprise that is making a difference in the pace and social impact of discovery. I am confident in our progress toward our 2024 business goals and I look forward to providing the full update in March.”

[1]	Incremental revenue excludes sales of BioVision products through Abcam channels

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Abcam plc

+ 44 (0) 1223 696 000

James Staveley, VP Investor Relations

Numis - Nominated Adviser & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Freddie Barnfield / Duncan Monteith

Morgan Stanley - Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

FTI Consulting

+44 (0) 20 3727 1000

Ben Atwell / Lydia Jenkins

Note:

This trading update is based upon unaudited management accounts and has been prepared solely to provide additional information on trading to the shareholders of Abcam plc. All figures are provisional and subject to further review. It should not be relied on by any other party for other purposes.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expected performance for the twelve months ended December 31, 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.